April 18, 2013

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Touchstone Strategic Trust (File No. 333-187013) (the “Trust”).

Dear Mr. Bartz:

On behalf of the Trust, this correspondence is being filed in response to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on April 18, 2013.  For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

Prospectus/Information Statement — Summary

1.              In the “Comparative Fee Table” for the Class A shares, please include in the table the Contingent Deferred Sales Charge (“CDSC”) discussed in footnote 1 to the table.

Response:             The Trust will include the CDSC in the fee table as requested by the Staff.  The change will be made in a Supplement to the Prospectus pursuant to Rule 497 under the Securities Act of 1933, as amended.

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The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filings, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Trust may not assert staff comments with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  If you have any further questions or comments, please contact me at 513.629.2941.

Sincerely,

/s/ Bo James Howell
Bo James Howell
303 Broadway, Suite 1100
Cincinnati, OH 45202
(513) 629-2941
bo.howell@wslife.com

Cc:                             John M. Ford, Esq.